

July 9, 2018

Robert Neville
Chief Executive Officer
Savara Inc.
6836 Bee Cave Road
Building III, Suite 200
Austin, TX 78746

Re: Savara Inc.
Registration Statement Filed on Form S-3
Filed June 29, 2018
File No. 333-225994

Dear Mr. Neville:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abigail Jacobs at 202-551-2909 or Mary Beth Breslin at 202-551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: J. Robert Suffoletta, Esq.